FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated second quarter earnings for fiscal year 2014”.

Buenos Aires, August 11, 2014 - BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2014.

Highlights

•	BBVA Francés net income for the second quarter of 2014 was AR$ 399.1 million, accumulating AR$ 1,761.2 million in the first six months of the year.

•	Net financial income grew 49.5% compared to the second quarter of 2013; such growth is mainly due to a higher intermediation with the private sector and higher income from foreign exchange difference and the futures position. Net financial income fell in comparison to the previous quarter, mainly due to the appreciation of the exchange rate that took place in January 2014.

•	In terms of activity, the private sector loan portfolio totaled AR$ 37.9 billion, increasing 20.3% in the last twelve months and 3.4% during the quarter.

•	Regarding asset quality, BBVA Francés has maintained the best asset quality indicators in the Argentine financial system, in an environment that has shown signs of deterioration. The non-performing loan ratio (non-performing loans/total loans) reached 0.97% as of June 30, 2014, with a coverage ratio (provisions/non-performing loans) of 218.19%.

•	Total deposits reached AR$ 48.1 billion, increasing 30.1% in the last twelve months and 7.0% during the quarter.

•	BBVA Francés maintained adequate levels of liquidity and solvency. As of June 30, 2014 liquid assets (Cash and due from banks plus BCRA bills and notes) represented 40.0% of the Bank’s total deposits. The capital ratio reached 15.8% of weighted risk assets; with an excess of capital of AR$ 4.4 billon, which represents 91.2% over the minimum regulatory requirements.

•	On June 10, 2014, the Argentine Central Bank (BCRA) issued Communications “A “ 5590- 5591- 5592, through which, it adopted a set of rules regarding the reference interest rate for personal loans and car loans granted to retail customers, that are not considered as micro, small and medium size companies (MiPyMEs). In addition, it established new rules regarding fees and charges for basic financial products and services. Beginning on the effective date of the rule, financial institutions must have prior authorization from the Central Bank to implement increases to the cost of those services. The rule also specifically defines which financial services are considered basic. Finally, the rule defines the Total Nominal Annual Financial Cost (Costo Financiero Total Annual or CFT). From now on, the Nominal Annual Interest Rate will be use as the sole expression of financing CFT.

•	The BCRA extended the line of credits for investment projects for the second half of 2014 through its Communication “A” 5600. Banks must allocate 5.5% of total deposits to small and medium size companies (PyMEs) at a fixed rate of 19.5% and for a minimum term of three years. Each financial entity may allocate 35% of the quote to discount deferred payment checks.

Other events

•	During July, 2014 the Bank made cash dividend payments for a total amount of AR$ 28.8 million.

•	On July 18, 2014, the Bank issued series 10 and 11 of its bonds (Obligaciones Negociables), which were fully subscribed and paid for a total amount of AR$ 233.8 million due in 18 months and AR$ 165.9 million due in 36 months, respectively.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) registered a fall of 0.2% in May 2014 compared to May 2013, but increased 0.5% (seasonally adjusted) compared to April 2014. As a result, the EMAE grew 0.1% in April-May compared to the first quarter of 2014.

In the industrial sector, the Monthly Industrial Estimator fell 0.5% in April-May compared to the first quarter of 2014, while it decreased 4.5% in comparison with the same two-month period of 2013. In the construction sector, the Synthetic Index of Construction Activity increased 2.6% in April-May 2014, in comparison to the first quarter of the year, but decreased 3.6% with respect to the same two-month period of 2013.

Inflation, measured since January by the new official National and Urban Consumer Price Index (which is use to calculate the CER adjustment for some sovereign bonds) increased by 4.6% in the second quarter of 2014. The new index is national in scope (compared to the previously used indicator which covered the Greater Buenos Aires area) and uses the year 2013 as a base year (2013=100). Given this change, no historical data exists and it is not possible to make a comparative analysis with the previous rates.

The national public sector fiscal balance showed a primary surplus of AR$ 3.7 billion during April-May 2014 compared to a surplus of AR$ 3.1 billion in the same period of 2013, an increase of 20.4%. Primary public sector spending increased 42.2% and public sector revenues had a smaller increase, of 41.6 % during the same period.

Tax revenues increased by 35.9% due to a significant increase in export duties (73.7% q/q) and Income tax (37.5% q/q). Tax revenues were reinforced by the increase in results from the BCRA and transfers from the National Social Security Administration (ANSES) to the National Treasury.

Interest payments increased by 34.3% during April and May and the total deficit reached AR$ 5.4 billion,

an increase of 45.9% compared to the same period in 2013. Increased expending in current expenditures, public firms deficit and transfers to the private sector (by 64.1%) were primarily responsible for the increase in primary spending in the period.

In the external sector, the accumulated trade surplus reached USD 3.6 billion during the second quarter of 2014, 2.3% lower than that recorded in the same period of 2013. The performance of the trade balance is the result of total exports in the period of 2014 of USD 20.9 billion (-10.9%) and total imports of USD 17.3 billion (-12.5%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 8.13 per U.S. dollar on June 30, 2014, increasing 1.5% compared to the AR$ 8.01 rate registered on March 31, 2014 and 56.4% from the same period of the previous year.

In the second quarter of 2014, the stock of international reserves of the BCRA increased by USD 2.3 billion to USD 29.3 billion as of June 30, 2014. During the quarter, the Central Bank purchased USD 4.1 billion in the FX market, an increase over the USD 0.4 billion purchased during previous quarter.

The Badlar interest rate for private banks increased 17 b.p. in the second quarter of 2014, averaging 24.7% compared to a 24.5% average in the first quarter of 2014.

Private sector loans in pesos increased 2.6% compared to the first quarter of 2014, while private sector loans in dollars grew by 12.2%.

Total deposits in pesos in the financial system increased by 5.4% during the same period, private sector deposits in pesos increased by 21.1% and 5.6% in dollars.

The Bank

BBVA Francés continued to work focused on three main areas: transactional banking, quality and development of digital banking.

The transactional plan is crucial to the Bank’s business strategy. Its goal is to place BBVA Francés as the leading bank for its clients, managing all their collections and payments and cementing customer’s loyalty. The plan involves all banking segments: retail, middle-market and corporate & investment banking division and consolidates the customer-centric vision motto.

In March 2014, the BBVA Group announced the development of a Digital Banking division, an area that has the dual mission of accelerating the transformation of the Group and promoting the development of new digital businesses.

Following the Group’s guidelines and understanding the digital transformation of its business, BBVA Francés began the process of redesigning its website and Frances Net, focusing on the clients’ experiences and new features that will make it much more user-friendly.

The construction of the BBVA Tower in Buenos Aires continuous, reaching almost 30%. The new BBVA Francés headquarters will be located at the building under construction by Consultatio Real State and within the framework of the plan designed by BBVA Francés for unification of its core areas.

During the second quarter of 2014 BBVA Francés continued to develop a series of commercial projects:

In the retail segment, during the first week of June the Bank organized the “Fashion Week” and offered its clients up to 15% discounts in more than 60 leading clothing brands all over the country. Moreover, those clients using the BBVA Lanpass program obtained a 5% additional discount.

Continuing its strategic alliance with LAN, BBVA Francés offered the chance of redeem LANPASS KMs for up to 40% discount on tickets to fly to various destinations in Argentina and up to 30% off the purchase of tickets.

It is also important to highlight that BBVA Francés continues with its expansion plan. A new VIP Space was opened at branch 202 in the City of Córdoba, and three new branches were opened during July: one in Chascomús, Buenos Aires, another one in Las Heras, Santa Cruz, and the last one in Colón, Entre Ríos.

Within this framework, the Bank has also been developing a plan to improve the image and premises of its branches with 94 buildings under renovation all over the country including the update of ATSs. As a result, the Bank plans to have 300 ATSs, self-service equipment with intelligent deposit and extended hours (7am-10pm), installed by the end of the year with the goal of providing customers with the highest quality service and excellence.

In the commercial segment and understanding the needs of its clients, during May 2014, BBVA Francés gave a series of courses to 120 managers and PyME officers on the use of a new tool called “PyME and Businesses” that allows traceability in the loan application managing process as well as improving efficiency and productivity in a segment that is of special interest to the Bank.

During May 2014 BBVA Francés was also part of the issuance of YPF S.A.’s Class XXXI-XXXII-XXXIII notes as one of the main arrangers and placement agents. Class XXXI notes were issued for an amount of AR$ 200 million to retail investors and the Classes XXXII and XXXIII were issued for an amount of AR$ 1,000 million to institutional investors.

The “BBVA Francés 2014 Social Compromise Plan”, with an initial investment of more than AR$ 15.9 million allocated to several areas to benefit society, establishes three lines of work: the “BBVA Scholarships for Inclusion program (“Becas de Integración BBVA Francés”) and its related programs (“Artists for Education”, “Sportsmen for Education”, “Mayors for Education” and “Analysis and Investigation”), the Environment Preservation Program and the Program encouraging entrepreneurs in the agricultural sector.

Under the Artists for Education program, in June 2014, the Bank sponsored the Teatro Colón Ballet’s performance of Don Quixote in the province of San Luis. Thus, the 2014 National Tour Company of the Ballet of the Teatro Colón has had great success and acclaim in the cities of Rosario, Córdoba, Mendoza, San Luis and Santa Fe for the third year in a row. Also, under the auspices of the same BBVA Frances sponsorship program, the Teatro Colón Children’s Choir performed at the “Iguazú in Concert” festival.

BBVA Francés together with the Boca Juniors soccer team awarded 60 scholarships under the “BBVA Francés Scholarships for Inclusion” program to children from the city of Buenos Aires and its surroundings in an event that took place at the branch “Catedral” branch in Buenos Aires.

Lastly, BBVA Frances in partnership with Cáritas, opened a new Scholarship Center at San Miguel de Tucumán. The center has been opened thanks to Cáritas initiative to allocate part of its raised funds to one of our programs.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2014 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 8.131/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Net Financial Income	1,436,050	2,445,942	960,412	-41.3%	49.5%
Provision for loan losses	(151,729)	(118,744)	(114,533)	27.8%	32.5%
Net income from services	813,890	728,761	607,768	11.7%	33.9%
Administrative expenses	(1,319,873)	(1,212,897)	(938,454)	8.8%	40.6%
Operating income	778,338	1,843,062	515,193	-57.8%	51.1%
Income (Loss) from equity investments	42,455	29,243	25,396	45.2%	67.2%
Income (Loss) from Minority interest	(27,218)	(20,788)	(13,725)	30.9%	98.3%
Other Income/Expenses	(21,077)	41,053	(4,062)	-151.3%	418.9%
Income tax and Minimum Presumed Tax	(373,447)	(530,452)	(267,339)	-29.6%	39.7%
Net income for the period	399,051	1,362,118	255,463	-70.7%	56.2%
Net income per share (2)	0.74	2.54	0.48	-70.7%	56.2%
Net income per ADS (3)	2.23	7.61	1.43	-70.7%	56.2%

(1)	Exchange rate: AR$ 8,13 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

As of June 30, 2014 BBVA Francés’ total net income reached AR$ 399.1 million. Such result includes a loss of AR$ 95.4 million due to variations in public bond portfolio valuations.

In recurring terms, net income for the period was AR$ 488.9 million.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 06-30-14
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,531,442	(95,392)	1,436,050
Provision for loan losses	(151,729)	—	(151,729)
Net income from services	813,890	—	813,890
Administrative expenses	(1,319,873)	—	(1,319,873)
Operating income	873,730	(95,392)	778,338
Income (loss) from equity investments	42,455	—	42,455
Income (Loss) from Minority interest	(27,218)	—	(27,218)
Other Income/Expenses	(21,077)	—	(21,077)
Income tax and Minimum Presumed Tax	(378,939)	(5,492)	(373,447)
Net income for the period	488,951	(100,884)	399,051

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
in thousands of pesos	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Net Financial Income	1,531,442	2,253,843	1,100,175	-32.1%	39.2%
Provision for loan losses	(151,729)	(118,744)	(114,533)	27.8%	32.5%
Net income from services	813,890	728,761	607,768	11.7%	33.9%
Administrative expenses	(1,319,873)	(1,212,897)	(938,454)	8.8%	40.6%
Operating income	873,730	1,650,963	654,956	-47.1%	33.4%
Income (Loss) from equity investments	42,455	29,243	25,396	45.2%	67.2%
Income (Loss) from Minority interest	(27,218)	(20,788)	(13,725)	30.9%	98.3%
Other Income/Expenses	(21,077)	41,053	(4,062)	-151.3%	418.9%
Income tax and Minimum Presumed Tax	(378,939)	(549,487)	(246,694)	-31.0%	53.6%
Net income for the period	488,951	1,150,984	415,871	-57.5%	17.6%

During the second quarter of 2014, BBVA Francés reached recurring net income of AR$ 488.9 million, registering an increase of 17.6% compared to the same quarter of 2013, whereas compared to the first quarter of 2014; it registered a significant decrease mainly due to the appreciation of the exchange rate that took place on January 2014.

Net financial income grew 39.2% compared to the quarter ended June 30, 2013, whereas it declined compared to the previous quarter. The drop in the results for foreign exchange difference and the futures position plus the loss generated by the public bond portfolio offset the gain registered by the intermediation with the private sector.

Provisions for loan losses increased both compared to the second quarter of 2013 and to the previous quarter, mainly due to the deterioration of the portfolio.

Net income from services increased 33.9% and 11.7% compared to the quarters ended June 30, 2013 and March 31, 2014, respectively. Administrative expenses increased 40.6% and 8.8%, respectively, during the same periods.

On the other hand, the higher proportional income tax rate is a consequence of the tax revaluation of the Bogar 20 portfolio that took place during the quarter ended June 30, 2014.

Main figures	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Return on Average Assets (1)	2.4%	8.8%	2.1%	-72.9%	11.9%
Return on Average Shareholders’ Equity	18.3%	69.5%	18.2%	-73.6%	0.6%
Net fee Income as a % of Recurrent Operating Income	34.7%	24.4%	35.6%	42.0%	-2.5%
Net fee Income as a % of Administrative Expenses	61.7%	60.1%	64.8%	2.6%	-4.8%
Adm. Expenses as a % of Recurrent Operating Income (2)	56.3%	40.7%	54.9%	38.4%	2.4%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income arising from the intermediation with the private sector grew 12.6% compared to the second quarter of 2013 and 10.6% compared to the previous quarter.

Income from securities and short-term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled a loss of AR$ 95.4 million during the quarter ended June 30, 2014 and of AR$ 139.8 million in the same quarter of 2013, whereas it recorded a gain of AR$ 192.1 million during the previous quarter. In addition, it is important to mention that the line item “CER Adjustment” also registered a significant increase as result of the new CPI index applied since January 2014.

Furthermore, during the first quarter of 2014, the line item “Foreign exchange difference and others” reflected the effect of the appreciation of the foreign exchange that took place during January 2014.

Net financial income	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Net financial income	1,436,050	2,445,942	960,412	-41.3%	49.5%
Net income from financial intermediation	922,639	833,871	819,274	10.6%	12.6%
CER adjustment	97,552	95,480	28,106	2.2%	247.1%
Income from securities and short term investments	326,522	405,969	-28,307	-19.6%	-1253.5%
Interest on Government guaranteed loans	4,843	4,145	432	16.8%	1021.1%
Foreign exchange difference	65,186	585,147	82,857	-88.9%	-21.3%
Others	19,308	521,330	58,050	-96.3%	-66.7%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

As was previously mentioned, it is important to note that during the first quarter of 2014 a new CPI index was released registering an increase in the CER Adjustment.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Income from securities and short-term investments	326,522	405,969	-28,307	-19.6%	-1253.5%
Holdings booked at fair value	(54,903)	205,849	(116,603)	-126.7%	-52.9%
Bills and Notes from the Central Bank	374,897	196,247	92,888	91.0%	303.6%
Other fixed income securities	6,527	3,873	(4,593)	68.5%	-242.1%
CER adjustment	97,602	95,549	28,127	2.1%	247.0%

Net Income from Services

Net income form services increased by 33.9% for the quarter ended June 30, 2014, compared to the same quarter of 2013 and by 11.7% compared to the previous quarter.

In the annual comparison, growth was due mainly to higher consumption with credit cards, fees associated with insurance and fees generated by an increase in the stock of deposit accounts. Such growth was partially offset by an increase in service charge expenses related to promotions associated with the LANPASS kilometers program.

In the quarterly comparison, income from services increased 8.4% due to higher fees generated by credit and debit cards purchases and insurance sales. Service charge expenses did not register variation during the period.

Net income from services	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Net income from services	813,890	728,761	607,768	11.7%	33.9%
Service charge income	1,090,703	1,005,792	816,289	8.4%	33.6%
Service charges on deposits accounts	212,297	214,160	168,936	-0.9%	25.7%
Credit cards and operations	425,392	379,680	307,562	12.0%	38.3%
Insurance	133,283	110,956	79,554	20.1%	67.5%
Capital markets and securities activities	10,072	16,055	15,126	-37.3%	-33.4%
Fees related to foreign trade	31,380	29,100	21,022	7.8%	49.3%
Other fees	278,278	255,840	224,089	8.8%	24.2%
Services Charge expense	(276,813)	(277,030)	(208,520)	-0.1%	32.8%

Administrative Expenses

Administrative expenses increased by 40.6% compared to the second quarter of 2013 and 8.8% compared to the previous quarter of 2014.

Personnel expenses, during both periods, mainly reflected the impact of the wage increase and a higher number of employees.

General expenses increased 46.3% compared to the second quarter of 2013 as a consequence of a higher volume of activity, as well as the increase in prices and the effect of the devaluation over agreements denominated in dollar terms, mainly related to advertisement and technology.

Compared to the previous quarter, growth was 7.5%, during the second quarter of 2014. Commercial actions with the alliances (LAN, Francés Go), that were re-designed at the beginning of the year were implemented during the second quarter. These expenses were partially offset by lower expenses in fees due to lower activity in consulting and legal costs (seasonally). Similarly, electricity and communications in lower consumptions were also recorded.

As of June 30, 2014, the Bank and its subsidiaries had 5,338 employees, an increase of 161 employees in the last twelve months. In addition the Bank has an extensive branch office network of 275 offices, including 245 consumer branch offices and 30 branch offices specializing in middle-market segment companies and institutions. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 659 ATM’s and 731 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Administrative expenses	(1,319,873)	(1,212,897)	(938,454)	8.8%	40.6%
Personnel expenses	(747,620)	(680,390)	(547,346)	9.9%	36.6%
Electricity and Communications	(23,299)	(24,808)	(17,857)	-6.1%	30.5%
Advertising and Promotion	(53,190)	(49,741)	(36,859)	6.9%	44.3%
Fees and external administrative services	(15,595)	(17,784)	(14,069)	-12.3%	10.8%
Taxes	(119,012)	(107,832)	(69,794)	10.4%	70.5%
Organization and development expenses	(14,319)	(13,223)	(11,989)	8.3%	19.4%
Amortizations	(32,056)	(30,403)	(24,213)	5.4%	32.4%
Other	(314,782)	(288,716)	(216,327)	9.0%	45.5%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 21.1 million during the second quarter of 2014. During the quarter higher charges were accounted mainly due to the impact of the salary increases on the stock of vacation days and for a higher number of accrued days.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2014, a gain of AR$ 42.5 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía

Financiera and the annual revaluation for the stake in Internbanking, registered during the quarter.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury increased compared to the same quarter of 2013 and to the previous quarter, mainly due to the purchase of new bonds.

The Bank’s portfolio of BCRA bills and notes showed a significant increase both, during the period under analysis and in the last twelve months, reflecting the liquidity management policy implemented by the Bank.

As of June 30, 2014, public sector National treasury assets represented 3.6% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 8.5% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trustees (canceled on January 2014), as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Public Sector - National Government	2,549,074	2,054,441	1,517,745	24.1%	68.0%
Public Sector Loans	49,024	44,440	74,850	10.3%	-34.5%
Total bond portfolio	2,407,427	1,807,817	1,269,794	33.2%	89.6%
Holdings book at fair value	2,256,819	1,540,260	1,229,597	46.5%	83.5%
Holdings book at amortized cost	164	181,546	164	-99.9%	0.0%
Unlisted	150,444	86,011	40,033	74.9%	275.8%
Trustees	—	170,688	173,292	n/a	n/a
Allowances	(204)	(203)	(191)	0.5%	6.8%
Reverse repo	92,827	31,699	—	192.8%	n/a
Public Sector - National Government own portfolio	2,456,247	2,022,742	1,517,745	21.4%	61.8%
Bills and Notes from Central Bank	7,732,288	7,340,559	3,149,269	5.3%	145.5%
Own portfolio	5,778,841	4,896,386	2,242,356	18.0%	157.7%
Reverse repo w/Central Bank	(1,953,447)	(2,444,173)	(906,913)	-20.1%	115.4%
Total exposure to the Public Sector	10,281,362	9,395,000	4,667,014	9.4%	120.3%
Total exposure to the Public Sector without repos	8,235,088	6,982,525	3,760,101	17.9%	119.0%

Loan Portfolio

In terms of activity, as of June 30, 2014 the private sector loan portfolio totaled AR$ 37.9 billion, registering increases of 20.3% compared to the second quarter of 2013 and of 3.4% to the previous quarter.

In the last twelve months, loans to finance consumption grew 30.4% mainly driven by higher volume in credit cards, car loans and personal loans, whereas loans to small and medium size companies increased by 24.2% due to increased placements in commercial loans, checks and leasing. The corporate segment portfolio grew 4.6% during the same quarter.

It is noteworthy that during the first six months of 2014, the Bank has placed approximately AR$ 1.9 billion in credit lines for productive investment, complying with the BCRA regulations, accumulating a total amount of AR$ 5.4 billion since the second quarter of 2012.

In the quarterly comparison, both, commercial loans as well as consumer loans registered a slight increase of 4.5% and 2.6%, respectively.

Net loans	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Private & Financial sector loans	37,910,090	36,657,954	31,507,786	3.4%	20.3%
Advances	6,894,271	6,837,277	6,126,895	0.8%	12.5%
Discounted and purchased notes	5,558,444	5,240,894	4,249,685	6.1%	30.8%
Consumer Mortgages	1,311,435	1,282,080	1,008,506	2.3%	30.0%
Car secured loans	3,456,216	3,564,894	3,027,994	-3.0%	14.1%
Personal loans	5,974,939	6,047,128	5,380,992	-1.2%	11.0%
Credit cards	8,651,287	8,002,015	5,459,976	8.1%	58.4%
Loans to financial sector	1,114,563	1,277,633	1,299,317	-12.8%	-14.2%
Other loans	5,008,854	4,416,455	4,984,929	13.4%	0.5%
Unaccrued interest	(125,691)	(150,755)	(76,992)	-16.6%	63.3%
Adjustment and accrued interest & exchange differences receivable	889,249	897,521	665,375	-0.9%	33.6%
Less: Allowance for loan losses	(823,477)	(757,188)	(618,891)	8.8%	33.1%
Loans to public sector	49,024	44,440	74,850	10.3%	-34.5%
Loans to public sector	9,247	8,786	45,692	5.2%	-79.8%
Adjustment and accrued interest & exchange differences receivable	39,777	35,654	29,158	11.6%	36.4%
Net total loans	37,959,114	36,702,394	31,582,636	3.4%	20.2%

Asset Quality

As of June 30, 2014, the asset quality ratio (non-performing loans/total loans) was 0.97%, while the coverage ratio (provisions/non-performing loans) reached 218.19%.

Compared to the second quarter of 2013, growth was due to higher non performing loans as well as an increase in the performing portfolio. While compared with the previous quarter, growth primarily reflects the deterioration in the portfolio.

Asset quality ratios	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Non-performing loans (1)	377,420	321,090	257,698	17.5%	46.5%
Allowance for loan losses	(823,477)	(757,188)	(618,891)	8.8%	33.1%
Non-performing loans/net total loans	0.97%	0.86%	0.80%	13.5%	21.6%
Non-performing private loans/net private loans	0.97%	0.86%	0.80%	13.5%	21.5%
Allowance for loan losses/non-performing loans	218.19%	235.82%	240.16%	-7.5%	-9.2%
Allowance for loan losses/net total loans	2.12%	2.02%	1.92%	5.0%	10.5%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Balance at the beginning of the quarter	761,194	727,506	574,476	4.6%	32.5%
Increase / decrease	151,729	118,744	114,533	27.8%	32.5%
Provision increase / decrease - Exchange rate difference	385	2,997	1,185	-87.2%	67.5%
Decrease	(84,396)	(88,053)	(67,152)	-4.2%	25.7%
Balance at the end of the quarter	828,912	761,194	623,042	8.9%	33.0%

Deposits

Total deposits reached AR$ 48.1 billion as of June 30, 2014, increasing 30.2% in the last twelve months and 7.0% during the quarter.

During the year, both, term deposits as well as sight accounts registered increases of approximately 30%.

It is important to note that in the last twelve months total peso-denominated deposits grew 25.9% increasing term deposits by 29.5% and sight accounts by 23.0%.

Compared to the previous quarter, total deposits grew 7.0%, driven by sight accounts, increasing 16.4% while term deposits registered a decrease of

3.4%, resulting in an improvement in the mix of funds. Sight accounts represented 56% of total deposits at the end of June 2014.

Deposits denominated in foreign currency grew 74.5% and 17.2%, compared to the last twelve months and to the previous quarter, respectively. By the end of June 30, 2014 deposits denominated in foreign currency reached AR$ 5.7 billion (equivalent to US$ 0.7 billion), representing 11.9% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Total deposits	48,046,749	44,899,979	36,900,771	7.0%	30.2%
Current accounts	14,327,189	11,746,968	9,768,880	22.0%	46.7%
Peso denominated	12,952,869	11,270,630	9,763,908	14.9%	32.7%
Foreign currency	1,374,320	476,338	4,972	188.5%	n/a
Saving accounts	12,567,766	11,363,770	10,900,303	10.6%	15.3%
Peso denominated	9,996,063	8,718,215	8,887,041	14.7%	12.5%
Foreign currency	2,571,703	2,645,555	2,013,262	-2.8%	27.7%
Time deposits	20,187,951	20,908,778	15,507,405	-3.4%	30.2%
Peso denominated	18,653,150	19,362,313	14,405,877	-3.7%	29.5%
CER adjusted time deposits	704	838	907	-16.0%	-22.4%
Foreign currency	1,534,097	1,545,627	1,100,621	-0.7%	39.4%
Investment Accounts	1,176	2,677	5,420	-56.1%	-78.3%
Peso denominated	1,176	2,677	5,420	-56.1%	-78.3%
Other	962,667	877,786	718,763	9.7%	33.9%
Peso denominated	741,499	679,741	569,896	9.1%	30.1%
Foreign currency	221,168	198,045	148,867	11.7%	48.6%
Rescheduled deposits + CEDROS	3,013	3,477	20,341	-13.3%	-85.2%
Peso denominated	3,013	3,477	20,341	-13.3%	-85.2%
Total deposits + Rescheduled deposits & CEDROS	48,049,762	44,903,456	36,921,112	7.0%	30.1%

Other Funding Sources

Other funding sources totaled AR$ 2.3 billion as of June 30, 2014, increasing significantly compared to the second quarter of 2013, while remaining at a similar level to the previous quarter.

In the last twelve months, both the Bank and PSA Finance issued non-subordinated negotiable obligations (bonds). Some series of bonds matured during the period. Dollar funding increased as well, mainly funding lines aimed at financing exports.

Of the total outstanding senior bonds, AR$ 461.3 million correspond to those issued by PSA Finance and the remaining AR$ 1.1 billion to those issued by BBVA Francés.

Other funding sources	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Lines from other banks	759,782	554,096	664,020	37.1%	14.4%
Senior Bonds	1,524,976	1,621,300	533,967	-5.9%	185.6%
Total other funding sources	2,284,758	2,175,396	1,197,987	5.0%	90.7%

Capitalization

By the end of the second quarter of 2014, the Bank’s total shareholders’ equity totaled AR$ 8.9 billion, while the excess over the BCRA minimum capital requirements was AR$ 4.4 billion or 91.2%.

As of June 30, 2014, the capital ratio reached 15.8% of assets adjusted to risk.

It is important to mention that beginning with the second quarter of 2014, the calculation of the ratio was modified, considering total risk-weighted assets. Previously, only credit risk-weighted assets were considered in the capital ratio calculation.

Capitalization	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	6,095,012	4,099,568	4,099,568	48.7%	48.7%
Unappropriated retained earnings	1,761,169	3,386,362	599,615	-48.0%	193.7%
Total stockholders’ equity	8,888,549	8,518,298	5,731,551	4.3%	55.1%

Central Bank Requirements	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Central Bank Minimum Capital Requirements	4,782,278	4,555,761	3,765,368	5.0%	27.0%
Central Bank Minimum Capital Requirements (a, b)	4,614,717	4,395,850	3,655,086	5.0%	26.3%
Increase in capital requirements related to custody	167,561	159,911	110,282	4.8%	51.9%
a) Central Bank Minimum Capital Requirements	4,564,461	4,395,850	3,350,519	3.8%	36.2%
Allocated to Asset at Risk	3,364,223	3,284,592	2,553,222	2.4%	31.8%
DCR (derivative conterparter risk)	11,190	12,459	9,131	-10.2%	22.5%
Market Risk	131,494	114,556	26,073	14.8%	404.3%
Operational Risk	1,057,554	984,243	762,093	7.4%	38.8%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	670,243	639,644	441,128	4.8%	51.9%
5% of the securities in custody and book-entry notes	670,243	639,644	441,128	4.8%	51.9%
Bank Capital Calculated under Central Bank Rules	9,142,327	8,188,322	5,895,100	11.7%	55.1%
Ordinary Capital Level 1	8,773,180	7,908,542	5,658,932	10.9%	55.0%
Dedusctions Ordinary Capital Level 1	(141,202)	(145,265)	(124,578)	-2.8%	13.3%
Capital Level 2	510,349	425,045	360,746	20.1%	41.5%
Excess over Required Capital	4,360,049	3,632,561	2,129,732	20.0%	104.7%
Capital Ratio (Central Bank rules)	15.8%	14.9%	14.1%	6.4%	12.6%
Excess over Required Capital as a % of Shareholders’ Equity	49.1%	42.6%	37.2%	15.0%	32.0%

Additional Information

	Quarter ended			Δ% quarter ended 06-30-14 vs quarter ended
(in thousands of pesos except percentages)	06-30-14	03-31-14	06-30-13	03-31-14	06-30-13
Exchange rate	8.13	8.01	5.39	1.5%	51.0%
Quarterly CER adjustment	0.06	0.08	0.02	-22.3%	199.1%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss second quarter earnings will be held on Monday, August 11, 2014, at 1:00 pm New York time – 2:00 PM Buenos Aires time. If you are interested in participating, please dial (888) 466-4462 within the U.S. or +1 (719) 325 2448 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 9665582. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until September 10, 2014.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06-30-14	03-31-14	12-31-13	06-30-13
Cash and due from banks	11,487,854	10,324,896	12,881,704	8,092,656
Government and Private Securities	10,196,131	9,166,259	3,432,871	4,415,878
Holdings booked at fair value	2,349,646	1,479,132	1,950,339	1,229,597
Holdings booked at amortized cost	164	181,546	164	164
Reverse repo	—	92,827	31,699	—
Listed Private Securities	114,237	72,398	42,378	37,039
Bills and Notes from the Central Bank	7,732,288	7,340,559	1,408,487	3,149,269
Less: Allowances	(204)	(203)	(196)	(191)
Loans	37,959,114	36,702,394	36,468,194	31,582,636
Loans to the private & financial sector	37,910,090	36,657,954	36,427,279	31,507,786
Advances	6,894,271	6,837,277	6,552,258	6,126,895
Discounted and purchased notes	5,558,444	5,240,894	5,476,961	4,249,685
Secured with mortgages	1,311,435	1,282,080	1,243,900	1,008,506
Car secured loans	3,456,216	3,564,894	3,479,820	3,027,994
Personal loans	5,974,939	6,047,128	5,998,744	5,380,992
Credit cards	8,651,287	8,002,015	7,429,187	5,459,976
Loans to financial sector	1,114,563	1,277,633	1,641,846	1,299,317
Other loans	5,008,854	4,416,455	4,647,736	4,984,929
Less: Unaccrued interest	(125,691)	(150,755)	(132,213)	(76,992)
Plus: Interest & FX differences receivable	889,249	897,521	811,502	665,375
Less: Allowance for loan losses	(823,477)	(757,188)	(722,462)	(618,891)
Public Sector loans	49,024	44,440	40,915	74,850
Principal	9,247	8,786	8,770	45,692
Plus: Interest & FX differences receivable	39,777	35,654	32,145	29,158
Other banking receivables	3,506,347	3,703,031	1,168,491	1,880,738
Repurchase agreements	2,035,792	2,473,340	176,191	954,628
Unlisted private securities	36,207	13,613	3,401	2,994
Other banking receivables	1,439,783	1,220,084	993,943	927,267
Less: provisions	(5,435)	(4,006)	(5,044)	(4,151)
Investments in other companies	270,984	248,521	218,929	184,971
Intangible assets	131,637	133,817	120,755	113,708
Organization and development charges	131,637	133,817	120,755	113,708
Other assets	4,735,064	4,446,775	4,167,180	2,985,422
Total Assets	68,287,131	64,725,693	58,458,124	49,256,009
Deposits	48,049,762	44,903,456	43,783,700	36,921,112
Current accounts	14,327,189	11,746,968	12,040,888	9,768,880
Saving accounts	12,567,766	11,363,770	11,902,663	10,900,303
Time deposits	20,187,951	20,908,778	18,914,838	15,507,405
Investment Accounts	1,176	2,677	4,027	5,420
Rescheduled deposits CEDROS	3,013	3,477	5,885	20,341
Other deposits	962,667	877,786	915,399	718,763
Other banking Liabilities	8,267,411	8,194,620	4,943,260	4,516,463
Other provisions	682,626	636,258	629,905	604,264
Other contingencies	682,061	635,120	629,366	603,606
Guarantees	565	1,138	539	658
Other liabilities	2,196,480	2,286,954	1,779,762	1,346,114
Minority interest	202,303	186,107	165,317	136,505
Total Liabilities	59,398,582	56,207,395	51,301,944	43,524,458
Total Stockholders’ equity	8,888,549	8,518,298	7,156,180	5,731,551
Total liabilities + stockholders’ equity	68,287,131	64,725,693	58,458,124	49,256,009

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06-30-14	03-31-14	12-31-13	06-30-13
Financial income	2,930,115	3,838,413	2,645,402	1,663,920
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	93,609	97,764	55,045	72,097
Interest on Overdraft	534,824	458,888	381,462	282,638
Interest on Discounted and purchased notes	289,864	299,693	249,355	169,667
Interest on Mortgages	56,176	53,426	49,351	37,215
Interest on Car Secured Loans	197,147	188,802	174,653	140,853
Interest on Credit Card Loans	487,367	391,996	320,787	232,856
Interest on Financial Leases	81,487	78,533	71,016	56,477
Interest on Other Loans	669,546	647,479	625,199	519,844
From Other Banking receivables	17	3,753	11,346	9,644
Interest on Government Guaranteed Loans Decree 1387/01	4,843	4,145	2,287	432
Income from Securities and Short Term Investments	326,522	405,969	29,253	(28,307)
CER	97,602	95,549	33,193	28,127
Foreign exchange difference	65,186	585,147	316,975	82,857
Other	25,925	527,269	325,480	59,520
Financial expenses	-1,494,065	(1,392,471)	(1,049,414)	(703,508)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(4,793)	(4,450)	(4,236)	(3,445)
Interest on Time Deposits	(1,142,425)	(1,001,887)	(766,964)	(510,314)
Interest on Other Banking Liabilities	(140,647)	(128,059)	(94,896)	(56,917)
Other interests (includes Central Bank)	(2,105)	(2,199)	(2,734)	(1,563)
CER	(50)	(69)	(25)	(21)
Bank Deposit Guarantee Insurance system mandatory contributions	(19,699)	(18,857)	(17,149)	(15,279)
Mandatory contributions and taxes on interest income	(177,729)	(231,011)	(161,916)	(114,499)
Other	(6,617)	(5,939)	(1,494)	(1,470)
Net financial income	1,436,050	2,445,942	1,595,988	960,412
Provision for loan losses	(151,729)	(118,744)	(141,743)	(114,533)
Income from services, net of other operating expenses	813,890	728,761	667,451	607,768
Administrative expenses	(1,319,873)	(1,212,897)	(993,270)	(938,454)
Income (loss) from equity investments	42,455	29,243	17,841	25,396
Net Other income	(21,077)	41,053	5,859	(4,062)
Income (loss) from minority interest	(27,218)	(20,788)	(15,261)	(13,725)
Income before tax	772,498	1,892,570	1,136,865	522,802
Income tax	(373,447)	(530,452)	(272,934)	(267,339)
Net income	399,051	1,362,118	863,931	255,463

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-14	03-31-14	12-31-13	06-30-13
Cash and due from banks	11,487,941	10,324,984	12,881,781	8,092,724
Government Securities	10,231,532	9,174,144	3,459,935	4,426,562
Loans	37,959,113	36,702,394	36,468,194	31,590,757
Other Banking Receivables	3,506,948	3,703,031	1,168,491	1,880,738
Assets Subject to Financial Leasing	1,948,824	1,793,670	1,777,778	1,360,471
Investments in other companies	266,812	241,594	210,657	177,267
Other assets	2,964,883	2,831,646	2,556,788	1,780,109
Total Assets	68,366,053	64,771,463	58,523,624	49,308,628
Deposits	48,049,643	44,867,311	43,759,465	36,875,963
Other banking liabilities	8,269,373	8,194,620	4,943,260	4,516,463
Minority interest	205,873	192,035	172,395	143,097
Other liabilities	2,952,615	2,999,199	2,492,324	2,041,554
Total Liabilities	59,477,504	56,253,165	51,367,444	43,577,077
Total Stockholders’ Equity	8,888,549	8,518,298	7,156,180	5,731,551
Stockholders’ Equity + Liabilities	68,366,053	64,771,463	58,523,624	49,308,628

Net Income

	06-30-14	03-31-14	12-31-13	06-30-13
Net Financial Income	1,438,503	2,448,888	1,598,762	962,793
Provision for loan losses	(151,729)	(118,744)	(141,743)	(114,533)
Net Income from Services	813,890	728,761	667,451	607,768
Administrative expenses	(1,327,955)	(1,220,123)	(995,759)	(941,719)
Net Other Income	24,830	73,665	24,462	22,186
Income Before Tax	797,539	1,912,447	1,153,173	536,495
Income Tax	(373,628)	(530,691)	(273,171)	(267,613)
Net income	423,911	1,381,756	880,002	268,882
Minoritary Interest	(24,860)	(19,638)	(16,071)	(13,419)
Net income for Quarter	399,051	1,362,118	863,931	255,463

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2014	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer